May 25, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. Jamess Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Draft Registration Statement on Form S-1
           Submitted May 23, 2018
           CIK No. 0001740547

Dear Mr. Katkin:

        Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. Specifically, you have not included audited financial statements for the fiscal year ended March 31, 2018. For guidance, please refer to Section 1220.2 of the Division of Corporation Finance's Financial Reporting
Manual, available on the Commission's website. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

       You may submit a substantive amendment to correct the deficiencies. Please contact
Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 or Jim B. Rosenberg, Senior Assistant
Chief Accountant, at 202-551-3679 with any questions.



                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Frank Rahmani